SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               Wyant Corporation.
                               ------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    441069101
                                    ---------
                                 (CUSIP Number)

                               Donald C. MacMartin
                                 Wood Wyant Inc.
                                1475 32nd Avenue
                             Lachine, Quebec H8T 3J1
                                 (514) 636-9926
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                           Kenneth E. Adelsberg, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                                November 6, 1997
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: /_/

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

CUSIP No. 46047F 10 4                  13D                    Page 2 of 4 Pages
-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Donald C. MacMartin
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         N/A
-------------------------------------------------------------------------------
 3       SEC USE ONLY

-------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A
-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
-------------------------------------------------------------------------------
  NUMBER OF    7   SOLE VOTING POWER
   SHARES            18,300 shares, plus rights to acquire an additional 73,750 shares through exercise of options
                   -----------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY           0
                   -----------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
   PERSON            18,300 shares, plus rights to acquire an additional 73,750 shares through exercise of options
                   -----------------------------------------------------------
    WITH       10  SHARED DISPOSITIVE POWER
                     0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,300 shares, plus rights to acquire an additional 73,750 shares through exercise of options
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         N/A
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

         5.2%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

CUSIP No.  46047F 10 4                 13D                    Page 3 of 4 Pages

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Wyant Corporation, a New York corporation (the "Company"). The Company's principal executive office is located at 100 Readington Road, Somerville, New Jersey 08876.

Item 2.  Identity and Background.

         This statement is being filed on behalf of the following filing person pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

         Donald C. MacMartin.  Mr. MacMartin  is  the  Chairman  of the Board of
Directors, President and Chief Executive Officer of the Company, and his principal business address is 1475 32nd Avenue, Lachine, Quebec H8T 3J1. Mr. MacMartin is a citizen of Canada.

         Mr. MacMartin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. MacMartin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4.

Item 4. Purpose of Transaction.

         The purpose of the acquisition of securities of the Company is investment. In connection with his duties as President and Chief Executive Officer of the Company, Mr. MacMartin has received options to purchase 73,750 shares of Common Stock. Mr. MacMartin currently holds 18,300 shares of Common Stock, plus options to purchase an additional 73,750 shares of Common Stock. Mr. MacMartin has no plans or proposals of the type described in Item 4.

CUSIP No.  46047F 10 4                 13D                    Page 4 of 4 Pages


Item 5. Interest in Securities of the Issuer.

         (a) As of the close of business on November 17, 1997, Mr. MacMartin beneficially owned 18,300 shares of Common Stock, and beneficially owned options to purchase an additional 73,750 shares of Common Stock. The shares of Common Stock owned by Mr. MacMartin, together with the additional shares of Common Stock obtainable pursuant to the exercise of the options held by Mr. MacMartin, represents approximately 5.2% of the outstanding shares of Common Stock, based on 1,703,676 shares of Common Stock outstanding, plus 73,750 shares of Common Stock issuable pursuant to the exercise of the options held by Mr. MacMartin.

         (b) Mr.  MacMartin  has  sole  power   to   direct  the   vote  and the
disposition of the securities referenced in clause (a) above.

         (c) Mr. MacMartin has not effected any transactions in shares of Common Stock during the past 60 days, other than the purchase of 2,500 shares of Common Stock at $5.625 per share on October 2, 1997.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:   November 17, 1997                             /s/ Donald C. MacMartin
                                                     -------------------------
                                                           Donald C. MacMartin